788 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710

News Release	No. 18-381
October 25, 2018

Platinum Group Metals Ltd. Announces Increased Confidence
in Large Scale, Palladium Dominant Deposit with Strong Gold
Credit at Waterberg JV South Africa

Measured and Indicated Mineral Resources Increased by 1.46
million PGE Ounces to 26.34 Million Ounces

New Measured Category Mineral Resource of 6.26 Million 4E
Ounces

T Zone Measured and Indicated Grade Increased 16%

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE.AMERICAN) (“Platinum Group” or the “Company”) announces positive results from additional drilling and mineral resource assessment on the Waterberg Project’s palladium dominant deposit. The 2018 drilling program has increased confidence in the estimated Mineral Resources for the project, with 6.26 million 4E ounces now recognized in the higher confidence Measured Category. Mineral Resources estimated in the combined Measured and Indicated Categories have increased by 1.46 million 4E ounces to 26.34 million 4E ounces. Inferred Mineral Resources are estimated at 7.0 million 4E ounces. All of the preceding estimated at a 2.5 g/t 4E (palladium, platinum, rhodium and gold) cut-off grade. See tables below.

The updated Measured and Indicated Mineral Resource totaling 26.34 million 4E ounces is comprised of 63.04% palladium, 29.16% platinum, 6.37% gold and 1.43% rhodium (242.5 Million Tonnes at 3.38 g/t 4E, versus 218.3 Million Tonnes grading 3.55 g/t 4E Indicated in the 2016 Pre-feasibility Study (the “2016 PFS”) titled “Independent Technical Report on the Waterberg Project including Mineral Resource Update and Pre-Feasibility Study” dated October 19, 2016).

The T zone Measured and Indicated Mineral Resources have increased in grade from 3.88 g/t 4E in 2016 to 4.51 g/t 4E in 2018. See tables below.

The new increased confidence level Mineral Resources are being used for detailed mine planning in an ongoing Definitive Feasibility Study (the “DFS”). The DFS is being managed by Platinum Group and a Technical Committee including all partners of the project operating company Waterberg JV Resources Pty Ltd. (“Waterberg JV Co.”).

The ongoing DFS is considering two large scale underground bulk mining and milling options of 600,000 tonnes per month and a more modest, but still large, first phase at 250,000 to 350,0000 tonnes per month.

Platinum Group holds a 50.02% effective interest in Waterberg JV Co., with the Japan, Oil, Gas and Metals National Corporation (“JOGMEC”) holding a 21.95% interest, Impala Platinum Holdings Ltd. (“Implats”) holding a 15% interest and empowerment partner Mnombo Wethu Consultants (Pty) Ltd. holding the balance of the joint venture. JSE listed, broad based empowerment group, Hosken Consolidated Investments Limited has recently purchased more than a 15% ownership interest in Platinum Group Metals Ltd.

Platinum Group plans to file a National Instrument 43-101 report on the updated Mineral Resources within 45 days of this announcement. In addition, a SAMREC 2016 compliant Mineral Resource statement has been prepared and signed-off by the competent person (Mr. Charles J Muller).

R. Michael Jones, CEO and co-founder of Platinum Group said, “Waterberg is characterized by thick, near surface mineralized zones, which are potentially amenable to low cost, safe, bulk mechanized mining methods. The deposit remains open at depth and to the northwest on strike. The rare palladium dominance of the deposit is well suited to current and projected demand trends for the catalytic converter needs of the global auto market.”

This press release has been prepared by the qualified persons named herein. A Technical report is planned to be filed shortly on SEDAR at www.sedar.com and the SEC’s EDGAR site at www.sec.gov. Investors should refer to detailed Technical Report for further information and risks and opportunities.

WATERBERG SETTING, INDUSTRY POSITION AND CUT OFF GRADES

The Waterberg deposit is a new discovery located on the far north of the Northern Limb of the well-known Bushveld Complex (“BC”) in South Africa, which is host to a majority of the world’s platinum and rhodium reserves and a substantial proportion of the world’s palladium reserves (together with gold, known as Platinum Group Elements or “PGE”). The deposit was discovered in 2011 and 2012 by the Company, with the support of JOGMEC, by drilling through sedimentary cover rocks to find a new and previously unexplored part of the BC.

Conventional PGE deposits in South Africa are platinum dominant and usually 1.0 meter to 1.2 meters thick. These deposits are mined manually, largely with hand drilling or with low profile equipment in some of the thicker reef areas. Conventional, manual mining is experiencing increasing costs for labour, as well as increased operating costs and safety issues as these mines become deeper. Economic pressure in recent years has been forcing the closure of these types of mines. Exploration in the Northern Limb of the BIC has increased recently as a result of the successful operation and expansion of a large mechanized open pit PGE mine and the discovery of another thick, mechanized capable PGE deposit in addition to Waterberg. Waterberg, having been geologically confirmed as a part of the BC, is unusual in that it is both near surface and palladium dominant in its metal balance.

All of the joint venture partners have been involved in the development of the latest Mineral Resource model, appropriate cut-off grades, economic parameters and Mineral Resource model criteria. It has been determined in relation to basic working costs and in consideration of the overall resource envelope for the deposit, that at a 2.0 g/t cut-off grade the deposit has a reasonable prospect of economic extraction. At the 2.0 g/t 4E cut-off grade, Mineral Resources estimated in the combined Measured and Indicated Categories total 35.60 million 4E ounces. Inferred Mineral Resources are estimated at 12.69 million 4E ounces for the project at the 2.0 g/t 4E cut-off grade. See tonnage and grade details by element in the tables below.

Notwithstanding the above, for purposes of the DFS, sensitivity analysis and comparison to the 2016 PFS, which utilized a 2.5 g/t 4E cut-off grade, a Mineral Resource estimate at a 2.5 g/t cut-off grade is the preferred scenario. The headline numbers for this press release are therefore from the new 2018 Mineral Resource estimate at a 2.5 g/t 4E cutoff grade.

The capital and operating costs for input to the 2018 Mineral Resource estimate were taken from the 2016 PFS along with updated metal prices and exchange rates. Palladium prices are currently at levels well above the three-year trailing average. See the Mineral Resource tables and discussion below for information regarding the potential for economic extraction and cut-off grades. Decline ramp access, large scale underground mining methods and working costs, along with standard flotation concentrate recovery methods and 2016 PFS level extraction rates and recoveries, were utilized for the 2018 cut-off grade determinations.

KEY RESULTS

Mineral Resource Update Details

Since the October 2016 Waterberg Mineral Resource estimate was completed, the joint venture, at the direction of its Technical Committee, has completed a further 61,394 meters of drilling in 143 new drill holes targeting the T and the F Zones. An additional 125 deflections from the mother holes were also drilled. A total of approximately 26,000 new assay samples were completed along with 5,000 reference samples and quality control blanks.

Mineral Resource categories were determined by assay confidence, geological confidence, kriging efficiencies, number of samples, regression slope and search volumes. The Mineral Resource model approach was modified from the 2016 PFS to include a planned set of factors, including eliminating isolated blocks, a minimum vertical thickness of 2.5 meters and up to 5 meters of internal waste to be included in zones with potential for large bulk mining approaches.

Additional drilling and assay work completed since the October 2016 Mineral Resource estimate and 2016 PFS has resulted in the updated 2018 Mineral Resource estimate as follows, effective September 27, 2018:

T-Zone 2.5 g/t Cut-off September 2018 100% Project Basis
Mineral Resource Category	Cut-off	Tonnage	Grade							Metal
	4E		Pt	Pd	Rh	Au	4E	Cu	Ni	4E
	g/t	t	g/t	g/t	g/t	g/t	g/t	%	%	kg	Moz
Measured	2.5	3 098 074	1.19	2.09	0.05	0.90	4.23	0.160	0.090	13 105	0.421
Indicated	2.5	18 419 181	1.34	2.31	0.03	0.87	4.55	0.197	0.095	83 807	2.694
M+I	2.5	21 517 255	1.32	2.28	0.03	0.88	4.51	0.192	0.094	96 912	3.116
Inferred	2.5	21 829 698	1.15	1.92	0.03	0.76	3.86	0.198	0.098	84 263	2.709
F-Zone 2.5 g/t Cut-off September 2018 100% Project Basis
Mineral	Cut-off	Tonnage	Grade							Metal
Resource Category	4E		Pt	Pd	Rh	Au	4E	Cu	Ni	4E
	g/t	t	g/t	g/t	g/t	g/t	g/t	%	%	kg	Moz
Measured	2.5	54 072 600	0.95	2.20	0.05	0.16	3.36	0.087	0.202	181 704	5.842
Indicated	2.5	166 895 635	0.95	2.09	0.05	0.15	3.24	0.090	0.186	540 691	17.384
M+I	2.5	220 968 235	0.95	2.12	0.05	0.15	3.27	0.089	0.190	722 395	23.226
Inferred	2.5	44 836 851	0.87	1.92	0.05	0.14	2.98	0.064	0.169	133 705	4.299

T-Zone 2.0 g/t Cut-off September 2018 100% Project Basis
Mineral Resource Category	Cut-off	Tonnage	Grade							Metal
	4E		Pt	Pd	Rh	Au	4E	Cu	Ni	4E
	g/t	t	g/t	g/t	g/t	g/t	g/t	%	%	kg	Moz
Measured	2.0	3 440 855	1.13	1.97	0.04	0.90	4.04	0.160	0.080	13 901	0.447
Indicated	2.0	22 997 505	1.22	2.06	0.03	0.79	4.10	0.186	0.090	94 290	3.031
M+I	2.0	26 438 360	1.21	2.05	0.03	0.80	4.09	0.183	0.089	108 191	3.478
Inferred	2.0	25 029 695	1.17	1.84	0.03	0.60	3.64	0.137	0.069	91 108	2.929
F-Zone 2.0 g/t Cut-off September 2018 100% Project Basis
Mineral Resource Category	Cut-off	Tonnage	Grade							Metal
	4E		Pt	Pd	Rh	Au	4E	Cu	Ni	4E
	g/t	t	g/t	g/t	g/t	g/t	g/t	%	%	kg	Moz
Measured	2.0	75 332 513	0.82	2.00	0.05	0.14	3.01	0.079	0.191	226 833	7.293
Indicated	2.0	273 272 480	0.80	1.85	0.04	0.14	2.83	0.073	0.181	772 103	24.824
M+I	2.0	348 604 993	0.83	1.86	0.04	0.14	2.87	0.075	0.183	998 936	32.117
Inferred	2.0	121 535 227	0.70	1.62	0.04	0.13	2.50	0.067	0.162	303 722	9.765

Waterberg Aggregate Total 2.5 g/t Cut-off September 2018 100% Project Basis
Mineral Resource Category	Cut-off	Tonnage	Grade							Metal
	4E		Pt	Pd	Rh	Au	4E	Cu	Ni	4E
	g/t	t	g/t	g/t	g/t	g/t	g/t	%	%	kg	Moz
Measured	2.5	57 170 674	0.96	2.19	0.05	0.20	3.40	0.091	0.196	194 809	6.263
Indicated	2.5	185 314 816	0.99	2.11	0.05	0.22	3.37	0.100	0.177	624 498	20.078
M+I	2.5	242 485 490	0.98	2.13	0.05	0.22	3.38	0.098	0.181	819 307	26.342
Inferred	2.5	66 666 549	0.96	1.92	0.04	0.34	3.26	0.108	0.146	217 968	7.008
Waterberg Aggregate Total 2.0 g/t Cut-off September 2018 100% Project Basis
Mineral Resource Category	Cut-off	Tonnage	Grade							Metal
	4E		Pt	Pd	Rh	Au	4E	Cu	Ni	4E
	g/t	t	g/t	g/t	g/t	g/t	g/t	%	%	kg	Moz
Measured	2.0	78 773 368	0.83	2.00	0.05	0.18	3.06	0.083	0.186	240 734	7.740
Indicated	2.0	296 269 985	0.83	1.86	0.04	0.19	2.92	0.082	0.174	866 393	27.855
M+I	2.0	375 043 353	0.86	1.87	0.04	0.18	2.95	0.083	0.176	1 107 127	35.595
Inferred	2.0	146 564 922	0.78	1.66	0.04	0.21	2.69	0.079	0.146	394 830	12.694

4E = Platinum Group Elements (Pt+Pd+Rh+Au). The cut-offs for Mineral Resources have been established by a qualified person after a review of potential operating costs and other factors. The Mineral Resources stated above are shown on a 100% basis, that is, for the Waterberg Project as a whole entity. Conversion Factor used – kg to oz = 32.15076. Numbers may not add due to rounding. Mineral Resources do not have demonstrated economic viability but there must be a reasonable expectation for eventual economic extraction. A 5% and 7% geological loss has been applied to the Measured, Indicated and Inferred categories respectively. Effective Date September 27, 2018. The upper and lower bound metal prices used in the determination of cut-off grade for resources estimated are as follows: US$983/oz-US$953/oz Pt, US$993/oz-US$750/oz Pd, US$1 325/oz-US$1 231/oz Au, US$1 923US/oz-US$972/oz Rh, US$6.08/lb -US$4.77/lb Ni, US$3.08/lb -US$2.54/lb Cu, US$/ZAR15-US$/ZAR12.These metal prices are based on the estimated 3 year trailing average prices and the spot prices at the time of commencement of the Mineral Resource estimate modelling. The lower cut-off was tested against the higher metal price in the range and the higher cut-off was tested against the lower price in the range.

Total aggregate 2.5 g/t 4E cut-off grade Mineral Resources at Waterberg on a 100% project basis have increased slightly since those reported in October 2016.

1.

The Mineral Resources are classified in accordance with the SAMREC 2016 standards. There are certain differences with the "CIM Standards on Mineral Resources and Mineral Reserves"; however, in this case the QP believes the differences are not material and the standards may be considered the same, but SAMREC 2016 stipulates different disclosure requirements. A separate SAMREC compliant Mineral Resource statement has been prepared and signed-off by the competent person (Mr. Charles J Muller). Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability but there are reasonable prospects for eventual economic extraction. Inferred Mineral Resources have a high degree of uncertainty.

2.	A cut-off grade of 2.0 g/t and 2.5 g/t 4E for both the T and the F-Zones is applied to the selected Mineral Resources.

3.

Cut off for the T and the F-Zones considered costs, smelter discounts, concentrator recoveries from previous engineering work completed on the property by the Company. The Mineral Resource model was cut-off at an arbitrary depth of 1,250 meters, although intercepts of the deposit do occur below this depth.

4.	Mineral Resources were completed by Mr. CJ Muller of CJM Consulting.

5.

Mineral Resources were estimated using kriging methods for geological domains created in Datamine from 437 original holes and 585 deflections. A process of geological modelling and creation of grade shells using indicating kriging was completed in the estimation process.

6.	The estimation of Mineral Resources has taken into account environmental, permitting and legal, title, and taxation, socio-economic, marketing and political factors.

7.	The Mineral Resources may be materially affected by metals prices, exchange rates, labor costs, electricity supply issues or many other factors detailed in the Company's Form 20-F annual report.

8.

The data that formed the basis of the estimate are the drill holes drilled by Platinum Group, which consist of geological logs, the drill hole collars surveys, the downhole surveys and the assay data. The area where each layer was present was delineated after examination of the intersections in the various drill holes.

9.

There is no guarantee that all or any part of the Mineral Resource will be upgraded and converted to a Mineral Reserve. Mineral Resources do not have demonstrated economic viability but there are reasonable prospects for eventual economic extraction.

Prill Splits

Prill Splits on Measured & Indicated Resources at 2.5 g/t Cut-Off					Grade
Zone	Pt	Pd	Au	Rh	Cu	Ni
	%	%	%	%	%	%
T-Zone	29.27	50.55	19.51	0.67	0.19	0.09
F-Zone	29.05	64.53	4.59	1.53	0.09	0.19
TOTAL	29.16	63.04	6.37	1.43	0.10	0.18

CONSTRUCTION AND DEVELOPMENT METHODOLOGY FOR RESOURCE CUT-OFFS

The 2016 PFS considered a large scale 600,000 tonne per month mine producing 744,000 4E ounces per year, which was the basis of the working cost estimates for cutoff grades for this new 2018 Mineral Resource estimate. The current DFS is considering a 250,000 tonne to 350,000 tonne per month option in addition to the 2016 PFS 600,000 tonne per month mining rate. Since both scales involve bulk underground mining methods, and the same milling and recovery methods, the 2016 PFS costs were deemed to be appropriate estimates for the determination of cut-off grade. A 2.5 g/t 4E cut-off grade has been utilized as the preferred scenario for purposes of the DFS. The headline Mineral Resource numbers for this press release are from the new 2018 estimate at a 2.5 g/t 4E cut-off grade.

METALLURGICAL RECOVERY AND PROCESSING FOR CUT OFF DETERMINATION

Flotation test work in the 2016 PFS indicated that the Waterberg ores are amenable to treatment by conventional flotation without the need for re-grinding. A standard flotation concentrator can be used to produce a saleable concentrate, at a 4E grade of no less than 80 g/t, with no deleterious products. A 4E recovery rate in excess of 80% is expected at the proposed mill feed grades in the 2016 PFS work. An 85% pay-rate was assumed for the PGE’s from the smelter in determination of reasonable operating return for working cost break-even and cut-off.

QUALIFIED PERSONS

The following Qualified Persons (“QPs”) have completed work in preparation of the 2016 PFS and are responsible for the contents of this press release:

•	Independent Geological Qualified Person:
Mr. Charles J Muller
(B.Sc. (Hons) Geology) Pr. Sci. Nat. (Reg. No. 400201/04)
CJM Consulting (Pty) Ltd

•	Competent Person (SAMREC):
Mr. Charles J Muller
(B.Sc. (Hons) Geology) Pr. Sci. Nat. (Reg. No. 400201/04)
CJM Consulting (Pty) Ltd

•	Non Independent Engineering Qualified Person:
R. Michael Jones P.Eng.

This press release has been reviewed and approved by R. Michael Jones, P.Eng., a non-independent Qualified Person and the CEO of the Company. He has verified the technical information for disclosure in this press release by reviewing the work of the QPs on a test basis, visiting the site and meeting with the project QPs through the development of the 2016 PFS and the 2018 Mineral Resource estimate and ongoing DFS work.

DATA VERIFICATION, QUALITY ASSURANCE AND CONTROL

Scientific and Technical Information in this Press Release related to Mineral Resources has been reviewed and approved by Charles J Muller, (BScHons) Pr Sci Nat (Reg. No 400201/04), an independent consulting geologist and resource estimator of CJM Consulting, an independent qualified person as defined in National Instrument 43-101 -Standards of Disclosure for Mineral Projects ("NI 43-101"). He has verified the data by reviewing the detailed assay and geological information and metallurgical work on the Waterberg deposit. He is satisfied that the data is appropriate for the Mineral Resource estimate by reviewing the core, assay certificates and quality control information as well as reviewing the procedures on sampling, chain of custody and data base records of the Platinum Group exploration team.

Base metals and other major elements were determined by multi acid digestion with Inductively Coupled Plasma ("ICP") finish and PGEs were determined by conventional fire assay and ICP finish. Setpoint Laboratories is an experienced ISO 17025 SANAS accredited laboratory in assaying and has utilized a standard quality control system including the use of standards. Bureau Veritas South Africa and Genalysis of Australia with similar standards and approaches have been used for assays and umpire checks. Platinum Group utilized a well-documented system of inserting blanks and standards into the assay stream and has a strict chain of custody and independent lab re-check system for quality control. Details are available in the 2016 PFS filed on October 19, 2016 on the SEDAR website at www.sedar.com and www.platinumgroupmetals.net .

The QPs have verified the data sufficiently for the reporting of Mineral Resources and an outside independent review by Qualified Persons of the Mineral Resources identified low to moderate risks and no critical errors in the estimate. The review report was considered by the Independent QP. The QPs have reviewed and approved their relevant section of this press release.

PROJECT OUTLOOK

The South African PGE industry is undergoing significant changes. The planned closure of several deep conventional platinum and palladium mines has been announced and the need to develop lower cost fully mechanized deposit opportunities has been recognized. Implats announced on September 13, 2018 that its investment in Waterberg is a part of its strategy towards lower–cost, shallow, mechanized projects.

The updated Waterberg Mineral Resources announced today, are a required input to the mine planning now underway for the DFS. The technical work for the Waterberg DFS is being managed by an engaged Technical Committee of Waterberg JV Co. involving members from all of the joint venture partners. Stantec Consulting International LLC (“Stantec”) is working on the mine design for the DFS involving bulk underground fully mechanized methods. Stantec’s bulk underground mine engineering and operating experience at mines such as Grasberg (Indonesia, operated by Freeport-McMoran), Platreef Project (South Africa, operated by Ivanhoe Mines Ltd.) and Young-Davidson (Canada, operated by Alamos Gold Inc.) is directly applicable to the Waterberg Project.

Metallurgical test work for the DFS, including plant design, infrastructure design and costing, are also progressing well, led by independent project engineer for plant design and metallurgy DRA Projects SA (Proprietary) Limited (“DRA”). DRA has managed the design and construction of numerous large-scale PGE milling and concentrating facilities in South Africa, including the recent expansion of milling infrastructure at the Mogalakwena Mine (operated by Anglo American Platinum) located 60 km due south of the Waterberg Project. Metallurgical work for the DFS is building on and optimizing 2016 PFS testing. Implats holds a first right of refusal on the smelter offtake of Waterberg concentrate.

Waterberg JV Co. has applied for a mining right and detailed consultation with communities, local municipalities, the Limpopo Provincial government and South African national authorities is ongoing. The application for a mining right has been accepted by the South African Department of Mineral Resources (the “DMR”). Consultation with stakeholders has been in a positive climate of mutual respect. A recent co-operation agreement between Waterberg JV Co. and the local Capricorn Municipality for the development of water resources to the benefit of local communities and the mine is resulting in good advancement towards the identification of water supplies and the design of distribution infrastructure. The establishment of servitudes for power line routes and detailed planning and permitting for an Eskom electrical service to the project are also advancing well.

The joint venture partners target the completion of the DFS at the end of March, 2019.

ABOUT PLATINUM GROUP METALS LTD.

Platinum Group, based in Johannesburg, South Africa and Vancouver, Canada, is focused on the advancement of the large scale, near surface, palladium dominant Waterberg Project in South Africa. Partners at Waterberg include Impala Platinum Holdings Ltd., the Japan, Oil, Gas and Metals National Corporation and Mnombo Wethu Consultants (Pty) Ltd., a South African empowerment company.

On behalf of the Board of
Platinum Group Metals Ltd.

“R. Michael Jones”
President and CEO

For further information, contact:
R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450
www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange and the NYSE American LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements.

Forward-looking statements in this press release include, without limitation, the timing and completion of a technical report and a DFS; the granting of a mining right for the Waterberg Project by the DMR; work toward developing infrastructure and utilities; and the Waterberg Project’s potential to be a large scale, bulk mineable, fully mechanized, low-cost dominantly palladium mine. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. In addition, estimates of mineral reserves and mineral resources are forward-looking statements because they involve estimates of mineralization that will be encountered upon further development, the potential for economic extraction, and projections of future economic factors such as metal prices, exchange rates and costs. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including additional financing requirements; the Company’s history of losses; the Company’s inability to generate sufficient cash flow or raise sufficient additional capital to make payment on its indebtedness, and to comply with the terms of such indebtedness; the loan facility (the “LMM Facility”) from Liberty Metals & Mining Holdings, LLC (“LMM”) is, and any new indebtedness may be, secured and the Company has pledged its shares of Platinum Group Metals RSA (Pty) Ltd. (“PTM RSA”); and PTM RSA has pledged its shares of Waterberg JV Co. to Liberty Metals & Mining Holdings, LLC, a subsidiary of LMM, under the LMM Facility, which potentially could result in the loss of the Company’s interest in PTM RSA and the Waterberg Project in the event of a default under the LMM Facility or any new secured indebtedness; the Company’s negative cash flow; the Company’s ability to continue as a going concern; completion of the definitive feasibility study for the Waterberg Project, which is subject to resource upgrade and economic analysis requirements; uncertainty of estimated production, development plans and cost estimates for the Waterberg Project; discrepancies between actual and estimated Mineral Reserves and Mineral Resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar; volatility in metals prices; the failure of the Company or the other shareholders to fund their pro rata share of funding obligations for the Waterberg Project; any disputes or disagreements with the other shareholders of Waterberg JV Co. or Mnombo Wethu Consultants (Pty) Ltd; the Company’s ability to regain compliance with NYSE American continued listing standards; the ability of the Company to retain its key management employees and skilled and experienced personnel; contractor performance and delivery of services, changes in contractors or their scope of work or any disputes with contractors; conflicts of interest; capital requirements may exceed its current expectations; the uncertainty of cost, operational and economic projections; the ability of the Company to negotiate and complete future funding transactions and either settle or restructure its debt as required; litigation or other administrative proceedings brought against the Company; actual or alleged breaches of governance processes or instances of fraud, bribery or corruption; exploration, development and mining risks and the inherently dangerous nature of the mining industry, and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; property and mineral title risks including defective title to mineral claims or property; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and South Africa; equipment shortages and the ability of the Company to acquire necessary access rights and infrastructure for its mineral properties; environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences; extreme competition in the mineral exploration industry; delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits; risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation; and other risk factors described in the Company&rsqu o;s most recent Form 20-F annual report, annual information form and other filings with the U.S. Securities and Exchange Commission (“SEC”) and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively. Proposed changes in the mineral law in South Africa if implemented as proposed would have a material adverse effect on the Company’s business and potential interest in projects. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward- looking statement, whether as a result of new information, future events or results or otherwise.

Estimates of mineralization and other technical information included or referred to herein have been prepared in accordance with Canada’s National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“ NI 43-101 ”). The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7 of the SEC. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as “reserves” under SEC standards. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. Additionally, disclosure of “contained ounces” in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained or referred to herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder. The Company has not disclosed or determined any mineral reserves under SEC Industry Guide 7 standards in respect of any of its properties.